FOR IMMEDIATE RELEASE
February 25, 2009
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Executive Officer and
Vice President, Corporate Administration Group
Phone: + 81-(0)3-3214-7500

Earnings Forecast and Revision of the Dividend Forecast for the Fiscal Year Ending March 31, 2009

In light of recent changes in business performance, Advantest Corporation (the “Company”) hereby announces its consolidated earnings forecast for the fiscal year ending March 31, 2009, which have not previously been released, as follows.  Furthermore, the Company hereby announces the following revisions to its dividend forecast for the fiscal year ending March 31, 2009, which was released on January 28, 2009.

1. FY2008 Consolidated Earnings Forecast (April 1, 2008 to March 31, 2009) [US GAAP]

		Net sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share
		Million yen	Million yen	Million yen	Million yen	yen
Current forecast	(A)	75,000	(50,000)	(54,000)	(78,000)	(436.42)
(Reference)		182,767	22,716	23,533	16,550	90.72
FY2007 results	(B)
Difference	(A-B)	(107,767)	(72,716)	(77,533)	(94,550)	(527.14)
Percentage change		(59.0%)	－	－	－	－

[Reasons for the above Earnings Forecast]
The Company did not disclose the consolidated earnings forecast for the fiscal year ending March 31, 2009 due to the difficulty involved in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.  However, the Company is able to disclose the consolidated earnings forecast for the fiscal year ending March 31, 2009, taking into forecast factors such as recent trends in orders input received and the implementation of corporate restructuring aimed at improving earnings.  Accordingly, the relevant consolidated earnings forecast are as above.
With respect to the Company’s future operating environment, movements towards substantial reduction or postponement of capital expenditures by semiconductor manufacturers have become more pronounced, and the Company anticipates that the operating environment will continue to be extremely difficult.  Corporate restructuring expenses, including impairment loss on fixed assets corresponding to future reduction or weakness in the market, are included as operating expense in the forecast set forth above.  The Company also anticipates that it will increase the valuation allowance for deferred tax assets in income taxes.

2. Revisions of the Dividend Forecast for the Fiscal Year Ending March 31, 2009
(Yen)
	Dividend per share
Record Date	Interim	Year end	Annual total
Previous forecast (As of January 28, 2009)	—	Undecided	Undecided
Current Revised Forecast	—	5	30
Dividend paid for fiscal year ending March 31, 2009	25	—	—
Dividend paid for fiscal year ending March 31, 2008	25	25	50

[Reasons for the above Revisions]
The Company's policy with respect to dividends is that, while aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.
Because the consolidated earnings forecast for the fiscal year ending March 31, 2009 set forth above are expected to be difficult, the Company is forecasting a year-end dividend of 5 yen per share.

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.